

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 21, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
Beneficial Interest of Direxion Daily US Infrastructure Bull 2X Shares, a series of Direxion
Shares ETF Trust under the Exchange Act of 1934.

Sincerely,

[signature]